# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Millennium Group International Holdings Limited, CIK 0001903995
CUSIP: G6169A104
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Rm 2722, 27/F, No.1 Hung To Road,, Kwun Tong, Kowloon, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002011541

## Reporting persons
- YC 1926 (BVI) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (88.89% of the class)
  Comment: (1) Based on 11,250,000 ordinary shares of Millennium Group International Limited (the "Company") outstanding as of March 5, 2024.

## Item 1. Issuer
Name of issuer: Millennium Group International Holdings Limited
Address of issuer's principal executive offices: Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing: YC 1926 (BVI) Limited
Address of principal business office or, if none, residence: Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands
Citizenship: YC 1926 (BVI) Limited: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 and the corresponding footnotes on the cover page for each Reporting Person.
Percent of class: See Row 11 and the corresponding footnotes on the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 and the corresponding footnotes on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 and the corresponding footnotes on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 and the corresponding footnotes on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 and the corresponding footnotes on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

## Signatures
- YC 1926 (BVI) Limited: /s/ Ming Hung Lai, Ming Hung Lai (03/05/2025)